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                               February 22, 2022

       Paul J. Wyckoff
       Interim Chief Financial Officer
       Cemtrex, Inc.
       276 Greenpoint Ave., Suite 208
       Brooklyn, NY 11222

                                                        Re: Cemtrex, Inc.
                                                            Form 10-K for the
Year Ended September 30, 2021
                                                            Filed January 21,
2022
                                                            File No. 001-37464

       Dear Mr. Wyckoff:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended September 30, 2021

       Item 9A. Controls and Procedures
       Disclosure Controls and Procedures, page 30

   1. We note you did not conclude on the effectiveness of your disclosure controls and procedures as of
September 30, 2021. Please be advised that all annual and quarterly filings should include
a conclusion as to whether disclosure controls and procedures are effective or not
effective as of the report date as required by Item 307 of Regulation S-K.
       Management's Annual Report on Internal Control Over Financial Reporting, page 31

   2. We note you did not conclude on the effectiveness of your internal control over financial reporting as of
September 30, 2021. Please be advised that all annual filings should include a conclusion as
to whether internal control over financial reporting is effective or not effective as of the
report date as required by Item 308 of Regulation S-K.
 Paul J. Wyckoff
Cemtrex, Inc.
February 22, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or John Cash at 202-551-3768 with any questions.



FirstName LastNamePaul J. Wyckoff                         Sincerely,
Comapany NameCemtrex, Inc.
                                                          Division of
Corporation Finance
February 22, 2022 Page 2                                  Office of
Manufacturing
FirstName LastName